

June 22, 2012

Via E-mail
Mr. Floyd L. Smith
President and Chief Executive Officer
Petron Energy II, Inc.
17950 Preston Road, Suite 960
Dallas, Texas 75252

>   **Re: Petron Energy II, Inc.**
>   **Amendment No. 1 to Form 8-K**
>   **Filed May 25, 2012**
>   **Form 10-K for Fiscal Year Ended December 31, 2011**
>   **Filed April 16, 2012**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2012**
>   **Filed May 21, 2012**
>   **File No. 333-160517**

Dear Mr. Smith:

We have reviewed your filings, and your letter dated May 7, 2012, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 1 to Form 8-K Filed May 25, 2012</u>

<u>General</u>

1.   We note your disclosure on page 44 incorporating by reference the Form 10-K and Form 10-Q filed April 16, 2012 and May 21, 2012, respectively. We also note that you have not complied with various prior comments concerning disclosures in your current report on Form 8-K. We have additional comments in this letter on the corresponding sections of your periodic reports. You will need to similarly revise your current report to clarify and resolve the deficiencies noted.

2.   You are responsible for the content and accuracy of all filings you make with the Commission. Please revise to eliminate the suggestion under "Forward Looking Statements" at page 2 that you "cannot guarantee [the] accuracy" of your "forward-looking statements."

Form 10-K for Fiscal Year Ended December 31, 2011

General

3.   Please revise as necessary to ensure that your disclosure is both consistent and accurate. For example, at page 14 you indicate that you have three directors, but reference to the disclosure at page 55, including footnote 1 to the Director Compensation table, as well as to the signature page (page 61), suggests otherwise.

4.   As advised in previous comment one from our letter dated April 4, 2012, you must file a Form 10-Q for the first quarter of your fiscal year ending August 31, 2012, which ended November 30, 2011, to comply with Rule 13a-13 and Rule 13a-10(e)(1) of Regulation 13A.

5.   Explain the relationship of "Petron Energy, Inc. and its successor, Petron," entities to which you refer on page 33, to the registrant.

Business, page 4

6.   Disclose how many persons are providing services to the company pursuant to the Management Services Agreement with ASL Energy Corp., and if any are affiliates, identify them by name.

7.   Describe the assets which are the subject of the Asset Acquisition Agreement with ONE Energy Capital Corp. and its affiliates.

Properties, page 21

8.   As noted in previous comment four, since you are now engaged in oil and gas operations, you must comply with the disclosure requirements of Subpart 1200 of Regulation S-K. Please amend your filing to include the required information.

Management's Discussion and Analysis, page 24

9.   You will need to disclose information concerning your results of operations and liquidity to comply with Item 303 of Regulation S-K. Please ensure that you adhere to Instructions 1 through 5 in formulating your disclosure.

10.   In your liquidity discussion, disclose what your plans are with regard to capital expenditures over the next twelve months.

Financial Statements

General

11.   Your disclosure on page 12, referring to an inception date of August 2008 and indicating that you are a development stage enterprise because you have not generated any revenue, is not consistent with disclosure on page F-7 identifying an incorporation date of June 2007, and your reporting of revenues on page F-4. Given that you are reporting predecessor operations in this annual report and asserting that these are the historical operations of a business that was acquired by the registrant in January 2012, you will need to revise your filing to acknowledge and speak from the standpoint of the predecessor, as advised in prior comment three, from our letter dated April 4, 2012. In addition, if you regard the revenues reported in your financial statements as insignificant you will need to amend your financial statements to include the information prescribed by FASB ASC 915.

12.   Revise your disclosure of various financial metrics in the last paragraph on page 11 as necessary to reconcile with the corresponding information reported in your financial statements. This disclosure should be current and reflect your standing as the successor to the business operations of your predecessor provided that the disclosures indicating this transaction has been completed are correct.

Note 1 – Incorporation and Nature of Operations, page F-7

13.   Modify your disclosure about the "Plan of Merger" stating "Petron Energy Special Corp. was merged into its wholly owned subsidiary, Petron Energy II, Inc." on January 3, 2012, to distinguish this transaction from the "Asset Purchase Agreement" discussed on pages 5 and 6, under which all of the assets of Petron Energy Special Corp. would be transferred to Petron Energy II Inc. in exchange for 17 million shares, pending the satisfaction of certain conditions, which according to those disclosures had not been met as of April 16, 2012. If these are two distinct arrangements then expand your disclosures in the Business section to include details of your Plan of Merger and to explain the significance of having not satisfied provisions of the Asset Purchase Agreement if ownership of such assets were conveyed with ownership of Petron Energy Special Corp.

Note 3 – Reverse Merger Transaction, page F-11

14.   We note that you are characterizing the August 9, 2011 transaction between shareholders as a reverse merger. Since the change in control did not result from any share issuance by Restaurant Concepts of America Inc., this transaction does not constitute a reverse merger and should therefore be differentiated in your accounting and disclosure from the possible merger of Petron Energy Special Corporation and Petron Energy II Inc. on January 3, 2012.

Further, we note that you have presented a variety of information under this note that is inconsistent with your disclosures on pages 4, 5 and 6 of your annual report; and page 11 in your Form 10-Q. For example, disclosure in the quarterly report indicates that the issuance of 60 million restricted shares in exchange for 60 million unrestricted shares, and an incremental issuance of 18,654,541 restricted shares in exchange for the business of Petron Energy Special Corporation, occurred on January 3, 2012; while disclosures in the fourth paragraph on page 5 and in the seventh paragraph of page 6 of your annual report state that the transactions contemplated by the Asset Purchase Agreement, under which you would be issuing 17 million shares, had not occurred as of the date this filing was made, which was April 16, 2012. In contrast to both of these inconsistent statements, your disclosures in Note 3 to your annual financial statements indicate these transactions had been completed as of December 31, 2011.

There also appear to be a variety of omissions from your disclosure under this heading. For example, in the second paragraph on page 5 you state that you had arranged for the immediate issuance of 3 million shares to transfer equipment from Petron Energy Special Corporation to Petron Energy II in connection with the Second Amendment to your Asset Purchase Agreement on August 31, 2011, yet you have not mentioned this element of your transaction under this heading, nor in Note 6 Related Party Transactions or Note 9 Stockholders Equity. We would expect some discussion to clarify the significance of the equipment subject to this transaction relative to the overall business and rationale for conveyance apart from the assets to be exchanged for 17 million shares.

You will need to revise your disclosures and accounting as necessary to clarify and resolve the discrepancies. You should specify the actual dates of completing each step or transaction referenced, and clarify the nature of your reliance on effective dates which do not coincide with actual dates on which shares have been issued or assets have been acquired or sold, along with your rationale. If you have not merged the business of Petron Energy Special Corporation with the legal entity previously known as Restaurant Concepts of America Inc., you should contact us by telephone in advance of formulating your reply for further guidance.

15. Tell us whether the assets and related operating activity of the entity formerly known as Restaurant Concepts of America Inc. are included in your financial statements as of and for the year ended December 31, 2011.

16. Your disclosure indicates that you intended to provide pro forma information and states that you are missing a graphic reference. Please modify your disclosures to remedy any deficiencies and to provide any required information.

Note 11 – Subsequent Events, page F-20

17. We note your disclosure stating that you have no significant events to report for the period from December 31, 2011 to April 16, 2012. Given your disclosures on page 11 of your March 31, 2012 quarterly report, indicating that Petron Energy Special Corp and

Petron Energy II Inc merged on January 3, 2012, tell us how you are able to support the lack of disclosure under this heading.

Supplemental Information on Oil and Gas (Unaudited)

Reserve Information, page F-20

18.   You state that estimates of proved oil and gas reserves utilized in the preparation of the financial statements were prepared by independent petroleum engineers. Please obtain and file a report from the independent petroleum engineer with the information required by Item 1202 (a)(8) of Regulation S-K.

19.   We note you have disclosed information about your proved oil and gas reserves and standardized measure of discounted future net cash flows for 2011. As noted in previous comment six, such disclosure is necessary for each period covered by the required financial statements. Please expand your disclosure to include comparable information for 2010 to comply with FASB ASC 932-235-50.

20.   Tell us how the estimate of future production costs utilized in computing your standardized measure of discounted future net cash flows complies with FASB ASC 932-235-50-31(b), given your 2011 production costs per unit.

Controls and Procedures, page 50

Management's Annual Report on Internal Control over Financing Report, page 50

21.   We note your statement that as of August 31, 2011 management assessed the effectiveness of you internal controls over financial reporting. Per Item 308(a)(3) of Regulation S-K, management's assessment of the effectiveness of internal control over financial reporting should be performed as of the end of the most recent fiscal year. As such, please revise to explain if such assessment occurred as of December 31, 2011, and the results of such assessment.

Executive Compensation, page 54

22.   The Summary Compensation Table required by Item 402(n) of Regulation S-K is missing, even through you refer to it on page 54. Please revise your disclosure to add this table.

Security Ownership of Certain Beneficial Owners and Management, page 56

23.   The tabular disclosure which appears at page 57 significantly differs from the presentation of comparable information at page 32 of the Form 8-K/A filed on May 25, 2012, and it also is inconsistent with information that appears elsewhere regarding Mr. Smith's beneficial ownership. It also includes a number of footnote references which do not match up with the provided footnotes. Please provide corrected disclosure as

necessary, and explain the reason(s) for any remaining tabular discrepancies. We also
note that some of the percentages provided in the table in the Form 8-K/A do not appear
to match the numbers provided. Please revise or advise.

Principal Accountant Fees and Services, page 59

24. Update your disclosures to also include amounts for your current auditor, KWCO, PC, to
comply with Item 14 of the Form instructions.

Form 10-Q for Fiscal Quarter Ended March 31, 2012

Financial Statements

General

25. Please revise the accounting and disclosure in your interim report as necessary to comply
with all applicable comments written on your annual report. Please also number the
pages sequentially and include any missing disclosures pertaining to your financial
statements between pages F-5 and 8.

26. Add disclosure to describe the assets acquired in exchange for the Series B Preferred
Stock. Identify the interests in properties acquired and indicate the status of the
underlying properties. If these were producing properties submit an analysis of
significance in determining that financial statements were not required to be filed to
comply with Rule 3-05 of Regulation S-X. Also disclose the conversion provisions
associated with the Series B Preferred Stock to comply with FASB ASC 505-10-45-3. If
you agreed to transfer common shares having value of $5.9 million in the future, rather
than a fixed number of shares, submit the analysis you performed and cite the
authoritative guidance you relied upon, in determining you would not apply liability
accounting to this arrangement.

Note 1 – Incorporation and Nature of Operations, page F-5

27. Modify your disclosure to explain how the elements of the Plan of Merger and Asset
Purchase Agreement which were unresolved when filing your annual report have been
addressed. Also explain the accounting implications of having an effective date for the
merger which differs from the actual date.

Note 3 – Asset Impairment, page 8

28. We understand that you valued the Series B Preferred Stock at $5.9 million even though
you had obtained a reserve report indicating that the assets to which you ascribed this
amount had a fair value of $344 thousand. Tell us how you are able to show compliance
with FASB ASC 805-50-30-2 or 30-5 as applicable, and submit the details of ownership
that you considered in determining whether this was a transaction between entities under
common control.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Mark Wojciechowski (Staff Accountant) at (202) 551-3759 or Karl Hiller (Accounting Branch Chief) at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or, in her absence, Timothy S. Levenberg (Special Counsel) at (202) 551-3707 with any other questions.

                        Sincerely,

                        /s/H. Roger Schwall

                        H. Roger Schwall
                        Assistant Director